Dodge & Cox Funds

NEWS & UPDATES

STOCK AND BALANCED FUNDS REOPEN

March 2008 Distribution Information

Commentary: Exposure to Subprime Mortgages

Rollover Your Employer-sponsored Retirement Plan to a Dodge & Cox Funds IRA

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

https://www.dodgeandcox.com/	4/17/08

Dodge & Cox Funds : Performance & Prices

Historical Returns   |   Historical Distributions

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Historical Returns

•	Stock Fund

•	International Stock Fund

•	Balanced Fund

•	Income Fund

STANDARDIZED RETURNS

as of December 31, 2007 (updated quarterly)

DODGE & COX FUND/ COMPARATIVE INDEX	1 YEAR	3 YEARS	5 YEARS	10 YEARS	20 YEARS
Stock Fund	0.14%	9.09%	15.41%	11.43%	14.18%
S&P 500 Index	5.51%	8.62%	12.82%	5.91%	11.81%

International Stock Fund	11.71%	18.63%	27.00%	N/A †	N/A	†
MSCI EAFE Index	11.18%	16.84%	21.59%	N/A †	N/A	†

Balanced Fund	1.74%	7.28%	11.72%	9.85%	12.18%
Combined Index	6.22%	7.07%	9.50%	6.26%	10.33%

Income Fund	4.68%	3.98%	4.31%	6.00%	N/A	‡
LBAG Index	6.96%	4.56%	4.42%	5.97%	N/A	‡

Daily Prices as of March 27, 2008	PRICE	CHANGE FROM PREVIOUS DAY	YEAR-TO-DATE PERFORMANCE
Stock Fund	$117.40	- $5.71	- 11.70%
International Stock Fund	$41.14	- $0.22	- 10.60%
Balanced Fund	$72.73	- $2.38	- 7.87%
Income Fund	$12.40	- $0.18	0.40%

FUND NAME	RECORD DATE	EX-DIVIDEND AND REINVEST DATE	PAYABLE DATE	ORDINARY INCOME DIVIDEND PER SHARE	CAPITAL GAIN DISTRIBUTION PER SHARE
					SHORT-TERM	LONG-TERM
Stock Fund	3/26/08	3/27/08	3/28/08	$0.55	$0.049	$4.079
Balanced Fund	3/26/08	3/27/08	3/28/08	$0.55	$0.015	$1.328
Income Fund	3/26/08	3/27/08	3/28/08	$0.16	NONE	NONE

†	The International Stock Fund’s inception date was May 1, 2001. The annualized total return since the Fund’s inception through December 31, 2007 (6.67 years) was 15.86%. The MSCI EAFE’s total return was 10.12% over the same period. Expense reimbursements were paid by Dodge & Cox from the Fund’s inception through June 30, 2003 to maintain operating expenses at 0.90%. Accordingly, without the expense reimbursements, the Fund’s returns prior to June 30, 2003 would have been lower.

‡	The Income Fund’s inception date was January 3, 1989. The annualized total return since the Income Fund’s inception through December 31, 2007 (19.00 years) was 7.75%. The LBAG’s total return was 7.55% over the same period.

Dodge & Cox Funds : Performance & Prices

The S&P 500 and Lehman Brothers Aggregate Bond (LBAG) Index are widely recognized, unmanaged indices of common stock prices and U.S. dollar-denominated, investment-grade fixed-income securities, respectively. The Combined Index reflects an unmanaged portfolio of 60% of the S&P 500 and 40% of the LBAG. The Balanced Fund may, however, invest up to 75% of its total assets in stocks. The Morgan Stanley Capital International Europe, Australasia, Far East (MSCI EAFE) Index is a widely recognized benchmark of the world’s stock markets, excluding the United States. The Funds’ total returns include the reinvestment of dividend and capital gain distributions, but have not been adjusted for any income taxes payable by shareholders on these distributions. Index returns include dividend and/or interest income and, unlike Fund returns, do not reflect fees or expenses.

Mutual fund performance changes over time and currently may be significantly lower than stated. The Funds’ most recent performance can be found in the table above. Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.

Dodge & Cox Funds : Historical Distributions

Historical Returns | Historical Distributions	View standardized returns

RELATED DOCUMENTS

•	Prospectus

•	Account Application

•	IRA Plan

•	IRA Application

•	Historical Returns

•	Stock Fund

•	International Stock Fund

•	Balanced Fund

•	Income Fund

The Dodge & Cox Stock, Balanced and Income Funds declare and pay dividends (if any) quarterly in March, June, September and December. If the Funds have net capital gains for the year, they are distributed in December and, if necessary, again in March. Distributions in 2008 will be made to shareholders who owned shares of the Funds on March 26, June 25, September 25 and December 19.

The Dodge & Cox International Stock Fund declares and pays dividends and capital gains (if any) annually in December. Distributions in 2008 will be made to shareholders who owned shares of the Fund on December 19.

STOCK FUND

RECORD DATE	EX-DIVIDEND AND REINVEST DATE	PAYABLE DATE	ORDINARY INCOME DIVIDEND PER SHARE	CAPITAL GAIN DISTRIBUTION PER SHARE		REINVEST PRICE
				SHORT-TERM	LONG-TERM
3/26/08	3/27/08	3/28/08	$0.55	$0.049	$4.079	$117.40
6/25/08	6/26/08	6/27/08	—	—	—	—
9/25/08	9/26/08	9/29/08	—	—	—	—
12/19/08	12/22/08	12/23/08	—	—	—	—

2008 Distributions (Year-to-date):			$0.55	$0.049	$4.079
3/28/07	3/29/07	3/30/07	$0.75	$0.104	$0.951	$154.63
6/27/07	6/28/07	6/29/07	$0.56	—	—	$162.21
9/26/07	9/27/07	9/28/07	$0.51	—	—	$158.78
12/27/07	12/28/07	12/31/07	$0.52	$0.753	$11.452	$139.23

2007 Distributions:			$2.34	$0.857	$12.403

INTERNATIONAL STOCK FUND

RECORD DATE	EX-DIVIDEND AND REINVEST DATE	PAYABLE DATE	ORDINARY INCOME DIVIDEND PER SHARE	CAPITAL GAIN DISTRIBUTION PER SHARE		REINVEST PRICE
				SHORT-TERM	LONG-TERM
12/19/08	12/22/08	12/23/08	—	—	—	—

2008 Distributions:			—	—	—
12/27/07	12/28/07	12/31/07	$1.260	$0.343	$1.158	$46.16

2007 Distributions:			$1.260	$0.343	$1.158

Dodge & Cox Funds : Historical Distributions

BALANCED FUND

RECORD DATE	EX-DIVIDEND AND REINVEST DATE	PAYABLE DATE	ORDINARY INCOME DIVIDEND PER SHARE	CAPITAL GAIN DISTRIBUTION PER SHARE		REINVEST PRICE
				SHORT-TERM	LONG-TERM
3/26/08	3/27/08	3/28/08	$0.55	$0.015	$1.328	$72.73
6/25/08	6/26/08	6/27/08	—	—	—	—
9/25/08	9/26/08	9/29/08	—	—	—	—
12/19/08	12/22/08	12/23/08	—	—	—	—

2008 Distributions (Year-to-date):			$0.55	$0.015	$1.328
3/28/07	3/29/07	3/30/07	$0.63	$0.021	$0.459	$87.50
6/27/07	6/28/07	6/29/07	$0.58	—	—	$89.97
9/26/07	9/27/07	9/28/07	$0.58	—	—	$88.99
12/27/07	12/28/07	12/31/07	$0.58	$0.184	$4.613	$81.30

2007 Distributions:			$2.37	$0.205	$5.072

INCOME FUND

RECORD DATE	EX-DIVIDEND AND REINVEST DATE	PAYABLE DATE	ORDINARY INCOME DIVIDEND PER SHARE	CAPITAL GAIN DISTRIBUTION PER SHARE		REINVEST PRICE
				SHORT-TERM	LONG-TERM
3/26/08	3/27/08	3/28/08	$0.16	—	—	$12.40
6/25/08	6/26/08	6/27/08	—	—	—	—
9/25/08	9/26/08	9/29/08	—	—	—	—
12/19/08	12/22/08	12/23/08	—	—	—	—

2008 Distributions (Year-to-date):			$0.16	—	—
3/28/07	3/29/07	3/30/07	$0.15	—	—	$12.60
6/27/07	6/28/07	6/29/07	$0.16	—	—	$12.38
9/26/07	9/27/07	9/28/07	$0.16	—	—	$12.51
12/27/07	12/28/07	12/31/07	$0.165	—	—	$12.48

2007 Distributions:			$0.635	—	—

TO DODGE & COX STOCK AND BALANCED FUND SHAREHOLDERS

The Stock and Balanced Funds’ first quarter 2007 investment income includes an extraordinary cash dividend from Health Management Associates, Inc. As a result, the Funds’ dividend to shareholders of $0.75 and $0.63 per share on March 29, 2007 (ex-dividend) are $0.35 and $0.12 higher, respectively, than they otherwise would have been.

This site is for persons in the United States only.

Investors should carefully consider the investment objectives, risks, management fees and expenses of the Dodge & Cox Funds. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. This and other important information is contained in the Funds’ prospectus. Please read the prospectus carefully before investing. Investments are not FDIC-insured, nor are they deposits of or guaranteed by any bank or any other entity.

Use of this site signifies that you accept our Terms & Conditions of Use.

Dodge & Cox Funds’ Privacy Policy

Copyright © 1998-2008 Dodge & Cox®. All rights reserved.